315 Sigma Drive
Summerville, South Carolina 29486

VIA EDGAR

October 9, 2018

Sisi Cheng/Lisa Vanjoske
Division of Corporation Finance
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Æterna Zentaris Inc.
Form 20-F for the Year Ended December 31, 2017
Filed March 28, 2018
Form 6-K for the Month of May 2018
Filed May 7, 2018
File No. 001-38064

Dear Ms. Cheng and Ms. Vanjoske:

I am writing in response to comments from the Staff of the Division of Corporation Finance, Office of Healthcare and Insurance (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in your September 13, 2018 letter (the “Comment Letter”) concerning Æterna Zentaris Inc.’s (“Company”) above-referenced filings (such filings, the “financial statements”).
The Comment Letter raises further questions regarding the Company’s August 14, 2018 response to the Staff’s August 2, 2018 letter (“August 14 Response”), which are set out in bullets within Question 1 of the Comment Letter. We I have responded to each of these questions in our response, but have elected to respond to Bullet No. 3 first in our response, as we believe it is helpful to understanding our responses to the remaining bullets in Question 1.
Bullet 3

Please tell us why you believe…that the two licenses were separate performance obligations, that is, distinct in the context of the contract. Please reference the supporting provisions in the license agreement and IFRS 15.

The Company believes that the two licenses - for an adult indication of Macrilen™ (macimorelin) and a potential future license for a pediatric indication of Macrilen™ (macimorelin) - should be considered as two separate performance obligations under IFRS 15. In making this determination, management focused on assessing whether the licenses were “distinct”, as that term is described in IFRS 15.27.

Part a) of paragraph 27 states that a performance obligation is distinct if “the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer”. The Company believes that the adult indication of Macrilen is a license that its customer can benefit from on its own, and is not dependent or interconnected with a potential future license of a pediatric indication of Macrilen. For instance, Strongbridge will be able to benefit from the license of the Adult Indication, in that it can begin the manufacturing and sale of the adult indication, on a stand-alone basis. The economic benefits from the adult indication can be generated on its own by Strongbridge, before a pediatric indication is even approved by the FDA. Therefore, the Company considers this criteria to be met.
Part b) states “the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract”. As noted above, this is also achieved as the two indications are separately identifiable “deliverables” in the license agreement. The promise, in the context of the contract, is to transfer each of these licenses individually, and not “in combination” of each other, or for the benefit of each other. The Pediatric Indication is (i) not interdependent or interrelated with the Adult Indication, (ii) does not significantly modify or customize the Adult Indication, and (iii) is not considered in combination with the adult indication of Macrilen. The licenses have always been considered separately - with one not impacting the efficacy of the other. On this basis, we believe the two licenses within the arrangement are separate and “distinct” performance obligations.
In terms of specific references to the contract, both parties (the Company and Strongbridge) recognized the existence of two licenses in the manner in which they structured the payments. In Section 8 “Financial Provisions,” the License Agreement provides that Strongbridge will pay the Company the regulatory milestone payment of $5,000,000 within thirty days of the “grant of Regulatory Approval in the USA for the Product for the Pediatric Indication.” (Sec. 8.3.) In other words, Strongbridge will only have to pay for the rights to the Pediatric Indication of Macrilen™ (macimorelin) if, when, and as that license becomes commercializable. The approval of the Pediatric Indication has no impact on the license for the adult indication, for which sales commenced in 2018. This further supports the fact that the sales of the two licenses were not considered to be interrelated, and are separately identifiable in the context of the contract.
Bullet 1
Please tell us why you believe….that the ‘right to use’ license for the pediatric indication of Macrilen™ (macimorelin) in the USA and Canada was distinct as specified in paragraph 27 of IFRS 15. Explain how Strongbridge can benefit from the license without the research and development services.

In responding to this question, we believe it is useful to consider all of the performance obligations in the Strongbridge Agreement. The Company has identified three performance obligations related to the Strongbridge agreement:

(i)	the obligation to transfer a "right to use" license of Macrilen™ (macimorelin) for adult indication for diagnosing growth hormone deficiency (the "right to use license for adult indication");

(ii)
the obligation to transfer, at some future date, a “right to use" license for the pediatric indication of Macrilen™ (macimorelin) in the USA and Canada (the "right to use license for pediatric indication") which continues to be contingent upon FDA approval; and

(iii)	An interim supply arrangement under which the Company will sell ingredients or finished product in the manufacturing of Macrilen™ (macimorelin) (the "interim supply arrangement").
We note that, as discussed above and consistent with paragraph 27 of IFRS 15, Strongbridge can benefit from each of these distinct performance obligations on its own, and each of the three items were separately identifiable in the contract. In the case of the second performance obligation, the right to use license for the pediatric indication, Strongbridge has agreed to acquire an FDA approved pediatric indication license, and therefore this cannot be delivered until the research and development phase is completed. To get to the point where this performance obligation can be fulfilled, the Company and Strongbridge have entered into a collaboration agreement for research and development of this indication.
The Company does not consider the research and development arrangement to be a separate performance obligation, as explained further under bullet 2 below.

Bullet 2

Please tell us why you believe….it was appropriate to separate the research and development obligation from the license agreement and account for the research and development as a collaboration arrangement.” Reference supporting authoritative literature or industry practice.

As discussed above, the research and development arrangement has not been separately identified as a performance obligation. The Company believes that Aeterna and Strongbridge are sharing the risks and benefits in the development of the pediatric indication. Strongbridge will pay 70% of such development and the Company will pay the remaining 30%. If the pediatric indication is approved by the FDA, Strongbridge will be entitled to benefit from a right to use license for pediatric indication in the USA and Canada (only), and Aeterna will be entitled to the rights over this indication for the rest of the world. Based on these terms Strongbridge and the Company have entered into a collaboration arrangement to share in the development costs (risks and benefits) associated with the pediatric indication (the "collaboration arrangement"), and therefore we considered this component of the arrangement to be outside of the scope of IFRS 15. Consequently, we have concluded that Strongbridge is a collaborator under this part of the arrangement and not a customer, and the arrangement should be accounted for under IFRS 11. If (and when) FDA approval is obtained, Strongbridge has the right, under the contract, to acquire a right of use license from Aeterna.

Bullet 4

Please tell us why you believe….that the $5 million upon the approval of Macrilen for the Pediatric Indication should be included in the transaction price, i.e., it is highly probable that a significant reversal of cumulative revenue recognized will not occur.

In determining the transaction price the Company considered the $5 million payment upon the approval of Macrilen for the pediatric indication to be variable consideration. When allocating the transaction price to the various performance indicators, the company assigned the $24 million upfront payment to the right to use license of the adult indication, and the $5 million variable consideration to the right to use license of the pediatric. The variable consideration component relates solely to the Pediatric Indication and therefore should be allocated solely to that performance obligation.
In considering the amount of revenue to recognize upon delivery of the right to use of the adult indication the Company considered the guidance in IFRS 15.56, which states “An entity shall include in the transaction price some or all of an amount of variable consideration . . . only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.” The variable consideration component of the transaction price is completely attributable to the pediatric indication, and it has not been recognized in full or in part. The $24 million attributable to the Adult Indication, which was recognized in Q1, has already been received by the Company. In addition, Strongbridge has no recourse to receive repayment and the payment is in no way contingent on the approval of the pediatric indication. Therefore the Company has concluded it is highly probable that a significant reversal in the amount of cumulative revenue recognized (the $24 million) cannot occur.
Bullet 5

Please tell us why you believe….that the fair value of the pediatric indication is significantly less than the adult indication. We note that you state in your press release regarding the license agreement that adult growth hormone deficiency reportedly affects approximately 60,000 adults across the U.S. and Canada.

Several factors contribute to the $5,000,000 price for the regulatory milestone payment to which the parties agreed for a license to the pediatric indication of Macrilen™ (macimorelin).
First, in addition to paying a $5,000,000 milestone payment upon regulatory approval of the pediatric indication, Strongbridge is estimated to contribute up to $4,200,000 in expenses for the joint FDA and European Medicines Agency pediatric investigation plan (referred to as a “PIP”) leading up to such approval. In other words, Strongbridge has taken on a significant amount of risk in developing an approved pediatric indication and the milestone payment to which it has agreed reflects the level of reward it expects for taking such risk.
Second, Macrilen™ (macimorelin) has a ten year patented exclusivity period. The pediatric instance of Macrilen™ (macimorelin) is expected to have four years or less of such patented exclusivity, depending on the length of the clinical study trials. The $5,000,000 regulatory milestone payment for the right to use license for pediatric indication and the potential $4,200,000 expense payment are also proportionate to the $24,000,000 payment for the right to use license for adult indication based on the years of exclusivity. Expressed arithmetically, the proportionality is nearly symmetrical. $24,000,000 divided by 10 is $2.4 million. $2.4 million times 4 is $9.6 million, which approximates the $9.2 million that will be cumulatively paid by Strongbridge, if the pediatric indication is FDA-approved, and the right of use license is transferred under the contract.

Third, as part of our due diligence in pricing the arrangement, the Company obtained a fairness opinion from an independent third party. In evaluating the cash flows related to the adult indication and the possible pediatric indication, we noted that the adult indication is expected to generate approximately 83% of the future discounted cash flows through the license term to 2028. This is proportional to the benefit received by Aeterna Zentaris from the upfront payments. If the pediatric indication is approved in total the Company will receive $29,000,000 in upfront payments (exclusive of the $4.2 million of reimbursed expenses under the collaboration arrangement), 83% of this is amount is approximately $24.4 million which is generally in line with the transaction price allocated to the Adult Indication right of use license.
I welcome an opportunity to discuss our responses with the Staff, if there are further questions or points of clarification, and can be contacted at (416) 254-2192 or by email at lauld@aezsinc.com.
Thank you for your attention to this matter.

Very truly yours,

/s/ Leslie Auld
Leslie Auld
Chief Financial Officer and SVP
Æterna Zentaris